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                                AMERUS GROUP CO.

               EXHIBIT 12 -- STATEMENT RE: COMPUTATION OF RATIOS
                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                         PREFERENCE SECURITY DIVIDENDS

                                                              YEARS ENDED DECEMBER 31,
                                               -------------------------------------------------------
                                                 2001        2000        1999        1998       1997
                                               --------    --------    --------    --------    -------
                                                                  ($ IN THOUSANDS)
Earnings
  Pre-tax income from continuing operations
     (before minority interest)............    $118,845    $115,316    $ 97,693    $ 92,465    $75,042
  Less: Income (loss) from equity
     investees.............................       5,072       3,481        (603)     (3,791)    13,814
  Add: Distributed income from equity
     investees.............................       7,730       4,449       1,804         747      4,728
                                               --------    --------    --------    --------    -------
                                                121,503     116,284     100,100      97,003     65,956
                                               --------    --------    --------    --------    -------
  Fixed charges............................      30,092      32,353      30,676      35,247     19,306
  Less: Preference security dividend
     requirements not included in net
     income................................          --          --          --       4,697        592
                                               --------    --------    --------    --------    -------
  Net fixed charges........................      30,092      32,353      30,676      30,550     18,714
                                               --------    --------    --------    --------    -------
Total Earnings.............................    $151,595    $147,800    $130,621    $127,296    $84,605
                                               ========    ========    ========    ========    =======
Fixed Charges(1)
  Interest expense on debt.................      14,415      14,610      12,229      16,552      9,915
  Amortization of debt issuance costs......       3,155       1,833       1,538       1,724      1,715
  Estimate of interest within rental
     expense...............................         926         799         155         257         65
  Preference security dividend
     requirements..........................      11,596      15,113      16,754      16,714      7,611
                                               --------    --------    --------    --------    -------
Total Combined Fixed Charges and Preference
  Security Dividends.......................    $ 30,092    $ 32,355    $ 30,676    $ 35,247    $19,306
                                               ========    ========    ========    ========    =======
Ratio of Earnings to Combined Fixed Charges
  and Preference Security Dividends........        5.04        4.69        4.28        3.64       4.40
                                               ========    ========    ========    ========    =======

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(1) Fixed charges do not include interest credited to deferred annuity account balances which are not considered borrowing costs for a life insurance company.